S 09058642 MMISSION

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MAR 02 2009

Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7515 Greenville Avenue, Suite 905
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Mitchell — 469-916-7484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner Stone & Company
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Energy Advisors, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JANE GIST
Notary Public, State of Texas
My Commission Expires
March 10, 2010

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mitchell Energy Advisors, LLC

Financial Statements

and

Independent Auditors' Report

For the Year Ended December 31, 2008

CONTENTS

INDEPENDENT AUDITORS' REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS AND ACCUMULATED EARNINGS 3

STATEMENT OF CASH FLOWS 4

NOTES TO FINANCIAL STATEMENTS 5-7

SCHEDULE I 8

Your Vision Our Focus

TURNER STONE

Independent Auditors' Report

The Member
Mitchell Energy Advisors, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Mitchell Energy Advisors, LLC (the Company), as of December 31, 2008, and the related statements of operations and accumulated earnings and cash flows for the year then ended, that you are filing pursuant to Rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Energy Advisors, LLC at December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not applicable) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 24, 2009

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Current assets:		
Cash	$	38,798
Advances to parent		9,329
Accounts receivable		34,078
Total current assets		82,205
Furniture, fixtures and equipment, at cost:		
Furniture and fixtures		88,420
Equipment		45,472
Less accumulated depreciation		(79,043)
Total fixed assets		54,849
Total assets	$	137,054

Liabilities and Member's Equity

Current liabilities:		
Accounts payable	$	-
Total current liabilities		-
Commitments and contingencies (Note 2)		
Member's equity:		
Capital contributions		53,000
Accumulated earnings		84,054
		137,054
Total liabilities and member's equity	$	137,054

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF OPERATIONS AND ACCUMULATED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	$ 571,787
Cost and expenses:	
Rent expense	80,989
Depreciation expense	18,472
Salaries	522,352
Legal and professional fees	249,817
Travel and entertainment	278,692
General and administrative	147,631
Expense reimbursements from Parent (Note 4) for services rendered	(120,000)
Total expenses	1,177,953
Operating loss	(606,166)
Other income:	
Interest income	524
Loss before state and local tax expense	(605,642)
State and local tax expense	5,370
Net loss	(611,012)
Accumulated earnings, beginning of year	695,066
Accumulated earnings, end of year	$ 84,054

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Cash received for fees and commissions	$ 1,140,209
Reimbursed expenses from Parent	120,000
Interest income	524
Cash paid to suppliers	(772,591)
Cash paid to employees	(522,352)
Cash used in operating activities	(34,210)
Cash flows from investing activities:	
Advances to parent	(216,263)
Repayment of advances to parent	206,934
Purchase of furniture, fixtures and equipment	(1,840)
Cash used in investing activities	(11,169)
Cash flows from financing activities:	
Cash used in financing activities	-
Net decrease in cash	(45,379)
Cash at beginning of year	84,177
Cash at end of year	$ 38,798

Reconciliation of Net Loss to Net Cash
Used in Operating Activities

Net loss	$ (611,012)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	18,472
Changes in operating assets and liabilities:	
Accounts receivable	568,422
Accounts payable	(3,170)
Deferred state income tax	(6,922)
Net cash used in operating activities	$ (34,210)

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Mitchell Energy Advisors, LLC (the Company or MEA) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (MEP). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Currently the Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Cash and cash flows

The Company maintains its cash in bank deposit and other cash equivalent investment accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and does not believe it is subject to any credit risks involving its cash. At December 31, 2008, none of the Company's cash was in excess of federally insured limits.

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months. At December 31, 2008, the Company had no such investments included in cash. None of the Company's cash is restricted.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is currently being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes. For the year ended December 31, 2008, depreciation expense totaled $18,472.

Revenue recognition

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

For the year ended December 31, 2008, five clients represented approximately 11%, 15%, 16%, 23% and 31% of total revenues and a single client represents substantially all of the accounts receivable at December 31, 2008.

Accounts receivable

The Company's accounts receivable represent services provided to clients in the normal course of business that have not been collected at the date of the financial statements. Management believes it is not exposed to any significant credit risks affecting accounts receivable, that these accounts receivable are fairly stated at estimated net realizable amounts and as of December 31, 2008, no provision for doubtful accounts was necessary. Substantially all of the accounts receivable balance represents one client. This receivable was collected during January, 2009.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

In accordance with the reporting requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts receivable approximate their carrying amount due to their readily available nature. The Company's cash and accounts receivable are not held for trading purposes.

2. COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease which expires on March 31, 2013. For the year ended December 31, 2008, rent expense totaled $80,989 and included maintenance, and other costs as required by the Company's lease. The following is a schedule by year of future minimum lease payments as of December 31, 2008:

Years Ending December 31,	Amount
2009	$ 58,765
2010	60,809
2011	62,853
2012	64,897
2013	16,352
Total	$ 263,676

3. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Member's income tax rate.

The Company is subject to the Texas Margin Tax. For the year ended December 31, 2008, the Company paid $4,583 in estimated Margin Taxes. The Company estimates no additional Margin Tax will be due and has not accrued a Margin Tax liability in the accompanying financial statements.

4. TRANSACTIONS WITH RELATED PARTY:

The Company's parent (Note 1) is owned by Cullen-Mitchell Family Limited Partnership (CMFP). CMFP is a Texas limited partnership owned by the individual members of MEP. During the year ended December 31, 2008, the Company made advances to its parent of $216,263 of which $206,934 has been repaid. The remaining balance of $9,329 is classified as advances to parent on the accompanying statement of financial condition. The Company also received $120,000 in reimbursed expenses from its parent.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company was in compliance with no aggregate indebtedness and net capital of $38,798.

6. RULE 15c3-3 EXEMPTION:

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

SCHEDULE I
MITCHELL ENERGY ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital requirement, the greater of:		$ 5,000
1/8 of aggregate indebtedness	$ -	
Minimum dollar requirement	5,000	
Net capital		38,798
Excess (deficiency) net capital		$ 33,798
Aggregate indebtedness		$ -
Excess net capital at 1,000% (net capital, less 10% aggregate indebtedness)		33,798
Ratio of aggregate indebtedness to net capital		0%
Ratio of subordinated indebtedness to debt/equity total		-
120% of required net capital		6,000
Net capital in excess of 120% of required Net capital		$ 32,798
Total assets		$ 137,054
Less: total liabilities		-
Net worth		$ 137,054
Deductions from and/or charges to net worth		
Total non-allowable assets	$ 98,256	
Other deductions or charges	-	
Excess Fidelity Bond Deductible	-	
Total deductions from net worth		98,256
Net capital before haircuts on securities positions		38,798
Haircuts on certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Other securities	-	
Other positions	-	
Undue concentrations	-	
Total haircuts of securities		-
Net capital		$ 38,798

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report, as amended, as of December 31, 2008.

Report on Internal Control Required by SEC Rule 17a-5

The Member
Mitchell Energy Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Mitchell Energy Advisors, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/ Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Turner, Stone & Company, LLP

Certified Public Accountants
February 24, 2009